                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                  GAINSCO, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    363127101
                                 (CUSIP NUMBER)

                               J. RANDALL CHAPPEL
                       GOFF MOORE STRATEGIC PARTNERS, L.P.
                           777 MAIN STREET, SUITE 2250
                             FORT WORTH, TEXAS 76102
                                 (817) 820-6600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 4, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 363127101               SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Goff Moore Strategic Partners, L.P.
---------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [ ]
                                                                                                  (b) [ ]
---------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                  OO (SEE ITEM 3)

---------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization                        Texas

---------------------------------------------------------------------------------------------------------

                         (7)   Sole Voting Power                                               10,164,000
      Number of          --------------------------------------------------------------------------------
      Shares Bene-
      ficially           (8)   Shared Voting Power                                                      0
      Owned by           --------------------------------------------------------------------------------
      Each
      Reporting          (9)   Sole Dispositive Power                                          10,164,000
      Person With        --------------------------------------------------------------------------------

                         (10)  Shared Dispositive Power                                                 0
---------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                               10,164,000
---------------------------------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

---------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                         33.7%(1)

---------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                      PN

---------------------------------------------------------------------------------------------------------

---------------------

     (1) Based on the 20,896,563 shares of Common Stock outstanding as of August 13, 1999, as reported in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on August 16, 1999.

CUSIP NO. 363127101                 SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            John C. Goff
---------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [ ]
                                                                                                  (b) [ ]
---------------------------------------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                  OO (SEE ITEM 3)

---------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization                        United States of America

---------------------------------------------------------------------------------------------------------

                         (7)   Sole Voting Power                                               10,189,200
      Number of          --------------------------------------------------------------------------------
      Shares Bene-
      ficially           (8)   Shared Voting Power                                                      0
      Owned by           --------------------------------------------------------------------------------
      Each
      Reporting          (9)   Sole Dispositive Power                                          10,189,200
      Person With        --------------------------------------------------------------------------------

                         (10)  Shared Dispositive Power                                                 0
---------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                               10,189,200
---------------------------------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

---------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                         33.7%(2)

---------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                      IN

---------------------------------------------------------------------------------------------------------

---------------------

     (2) Based on the 20,896,563 shares of Common Stock outstanding as of August 13, 1999, as reported in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on August 16, 1999.

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is common stock, par value $.10 per share (the "Common Stock"), of GAINSCO, INC., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 Commerce Street, Fort Worth, Texas 76102.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c)

     The principal business of Goff Moore Strategic Partners, L.P., a Texas limited partnership (the "Partnership"), is investments. The general partner of the Partnership is GMSP Operating Partners, L.P., a Texas limited partnership ("Operating"), and its principal business is serving as the general partner of the Partnership. The general partner of Operating is GMSP, L.L.C., a Texas limited liability company (the "LLC"), and its principal business is serving as the general partner of Operating. The executive offices of the Partnership, Operating, and the LLC are located at 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

     The name, business address and present principal occupation or employment of each of the executive officers and directors of the LLC are set forth below:

            Name and                   Capacity in Which              Principal
        Business Address                 Serves the LLC               Occupation
        ----------------                 --------------               ----------

John C. Goff                          Managing Principal          President and CEO
777 Main Street,                                                   of Crescent Real
Suite 2250                                                         Estate Equities
Fort Worth, TX 76102                                                   Company

Darla D. Moore                        Managing Principal               Investor
777 Main Street,
Suite 2250
Fort Worth, TX 76102

J. Randall Chappel                         Principal              Portfolio Manager
777 Main Street,                                                 for the Partnership
Suite 2250
Fort Worth, TX 76102

Kenneth A. Hersh                           Principal              Managing Director
777 Main Street,                                                      of various
Suite 2250                                                         investment funds
Fort Worth, TX 76102

Hugh M. Balloch                            Principal              Portfolio Manager
500 W. Putnam Avenue                                             for the Partnership
4th Floor
Greenwich, CT 06830

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) John C. Goff, Darla D. Moore, J. Randall Chappel, Kenneth A. Hersh and Hugh
M. Balloch are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnership and the Issuer entered into a Securities Purchase Agreement dated June 29, 1999 (the "Purchase Agreement"). On October 4, 1999, the parties closed the transactions contemplated by the Purchase Agreement, pursuant to which the Partnership paid an aggregate purchase price of $31,620,000, in return for which the Partnership received:

- 31,620 shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Shares"), convertible into an aggregate of 6,200,000 shares of Common Stock, subject to certain adjustments, at a conversion price of $5.10, and

- two warrants to purchase an aggregate of 3,100,000 shares of Common Stock, as follows:

     - one warrant with a five year term to purchase 1,550,000 shares for $6.375 per share

     - one warrant with a seven year term to purchase 1,550,000 shares for $8.50 per share.

     Prior to the purchase of the Series A Shares and Warrants, the Partnership purchased 864,000 shares of Common Stock in the open market.

     The Partnership obtained the funds necessary to purchase the Series A Shares, Warrants and Common Stock from capital contributions made by the Partnership's general partner and limited partners.

ITEM 4. PURPOSE OF TRANSACTION.

     The reporting persons hold their ownership position in the Issuer for investment purposes. Such reporting persons, through their nominees on the Board of Directors, intend to actively participate in the business and management of the Issuer.

     The reporting persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the insurance industry and general economic conditions. The reporting persons may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain their current investment or dispose of some or all of the Common Stock.

     Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Partnership. The Partnership is the beneficial owner of 10,164,000 shares of Common Stock (by virtue of the ownership of 864,000 shares of Common Stock and the right to acquire Common Stock through conversion of the Series A Shares and exercise of the Warrants). Based on the number of shares of Common Stock issued and outstanding as of August 13, 1999, as contained in the Issuer's most recently available filing with the Securities and Exchange Commission, the Partnership is the beneficial owner of approximately 33.7% of the outstanding shares of Common Stock.

     Operating. Operating may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 10,164,000 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 33.7% of the outstanding shares of Common Stock.

     The LLC. The LLC may, as the sole general partner of Operating, be deemed to be the beneficial owner of all 10,164,000 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 33.7% of the outstanding shares of Common Stock.

     John C. Goff. John C. Goff may, as a Managing Principal of the LLC, be deemed to be the beneficial owner of all 10,164,000 shares of Common Stock beneficially owned by the Partnership, of which the LLC is the ultimate general partner. In addition, in his individual capacity Mr. Goff directly owns options that are exercisable within 60 days to acquire 25,200 shares of Common Stock. In the aggregate, such 10,189,200 shares of Common Stock constitute approximately 33.7% of the outstanding shares of Common Stock.

     Darla D. Moore. Darla D. Moore may, as a Managing Principal of the LLC, be deemed to be the beneficial owner of all 10,164,000 shares of Common Stock beneficially owned by the Partnership, of which the LLC is the ultimate general partner. Such 10,164,000 shares of Common Stock constitute approximately 33.7% of the outstanding shares of Common Stock.

     Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or other party listed in Item 2 has beneficial ownership of any shares of Common Stock.

     (b) The Partnership. Through Operating, its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 10,164,000 shares of Common Stock.

     Operating. As the sole general partner of the Partnership, Operating has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 10,164,000 shares of Common Stock.

     The LLC. As the sole general partner of Operating (and thus the ultimate general partner of the Partnership), the LLC has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 10,164,000 shares of Common Stock.

     John C. Goff. As a Managing Principal of the LLC, John C. Goff may be deemed to have the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 10,164,000 shares of Common Stock. In addition, Mr. Goff has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of the 25,200 shares of Common Stock directly owned in his individual capacity.

     Darla D. Moore. As a Managing Principal of the LLC, Darla D. Moore may be deemed to have the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 10,164,000 shares of Common Stock.

     Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or other party listed in Item 2 has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

     (d) Except as otherwise described herein, no person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the reporting persons.

     (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Other than the term and exercise price, as described in Item 3, both of the Warrants are identical and contain certain cashless exercise and antidilution provisions.

     The Purchase Agreement contains typical representations, warranties and covenants, including the following covenants:

     - Board Representation. The Partnership will be represented on the Issuer's Board by J. Randall Chappel and John C. Goff. Mr. Goff is currently a member of the Board. The number of directors constituting the Board will be increased by one and the Board will elect Mr. Chappel to fill the newly created director position. The Partnership will remain entitled to designate two directors as long as the Buyer Group (as defined in the Purchase Agreement) maintains its security holdings in the Issuer at 75% of its closing level or 20% of the Fully-Diluted Common Stock (as defined in the Purchase Agreement), and one director if it continues to own 50% of its closing level or 5% of the Fully-Diluted Common Stock. Any substitute designated for Messrs. Goff or Chappel must be acceptable to the members of the Board not affiliated with the Buyer Group.

     - Standstill. The members of the Buyer Group may not Beneficially Own (as defined in the Purchase Agreement) more than 35% of the Fully-Diluted Common Stock (provided that there will be no violation of the prohibition if members of the Buyer Group own more than 35% as a result of repurchases of stock by the Issuer or pursuant to the acquisition of additional shares of Common Stock pursuant to certain stock plans).

     - Preemptive Rights. Until such time as the Partnership and certain affiliates no longer Beneficially Own in the aggregate at least 20% of the Common Stock, in the event that the Issuer issues additional equity securities for cash in a private placement, the Partnership shall have a right of first refusal to participate pro rata in such offering in order to maintain its percentage ownership in the Issuer at pre-offering levels. Shares issued for employee and director options, third-party business combinations and certain other transactions are excluded from the Partnership's right of first refusal.

     - Right of First Offer. In the event that any member(s) of the Buyer Group desires to sell any equity securities of the Issuer (other than shares of Common Stock acquired pursuant to certain stock plans), the Issuer shall have the right, during the five Business Days following receipt of notice from the Partnership, to elect to purchase the number of equity securities to be sold at the proposed sale price and 15 additional Business Days to consummate the purchase. The notice and closing periods increase in the event 5% or more of the Fully Diluted Common Stock is to be sold. If the Issuer does not elect to purchase at the offer price, members of the Buyer Group may sell to someone else during the following 90 days at a price not less than 90% of the offer price.

     - Transfer Restrictions. The Partnership generally is prohibited from selling or otherwise disposing of any of the Series A Shares or the Warrants at any time. The Partnership generally is prohibited from selling or otherwise disposing of any of the shares of Common Stock issuable upon conversion or exercise of the Series A Shares or the Warrants until October 5, 2002 and thereafter generally may not sell
          (i) blocks of Common Stock representing more than 3.5% of the Fully-Diluted Common Stock to any Person or (ii) Common Stock to any Person already Beneficially Owning 5% or more of the Common Stock. The Partnership may transfer underlying shares to Buyer Group members who agree to be bound by the provisions of the Purchase Agreement.

     - Registration Rights. A shelf registration statement for the public distribution of the shares of Common Stock issuable upon conversion or exercise of the Series A Shares and the Warrants is to be filed on October 4, 2002 and maintained until such time as members of the Buyer Group do not Beneficially Own 10% of the Common Stock and are not otherwise affiliates of the Issuer. Members of the Buyer Group also have (i) one demand registration right for an underwritten public offering and (ii) piggyback registration rights, neither of which may be exercised prior to October 4, 2002. The Issuer is generally responsible for the registration costs.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 - Securities Purchase Agreement dated June 29, 1999 between
               GAINSCO, INC. and Goff Moore Strategic Partners, L.P.**

Exhibit 99.1 - Joint Filing Agreement dated October 11, 1999 between Goff Moore
               Strategic Partners, L.P. and John C. Goff.*



*        Filed herewith.

**       Incorporated by reference to Exhibit 2.1 to Form 8-K (date of report:
         June 29, 1999) filed by GAINSCO, INC.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 1999                 GOFF MOORE STRATEGIC PARTNERS, L.P.

                                       By: GMSP Operating Partners, L.P., its
                                           general partner

                                           By: GMSP, L.L.C., its general partner


                                               By: /s/ John C. Goff
                                                   -----------------------------
                                                   John C. Goff
                                                   Managing Principal



Date: October 11, 1999                 /s/ John C. Goff
                                       -----------------------------------------
                                       John C. Goff

                               INDEX TO EXHIBITS


   Exhibit
   Number                      Description
   ------                      -----------

Exhibit 10.1 - Securities Purchase Agreement dated June 29, 1999 between
               GAINSCO, INC. and Goff Moore Strategic Partners, L.P.**

Exhibit 99.1 - Joint Filing Agreement dated October 11, 1999 between Goff Moore
               Strategic Partners, L.P. and John C. Goff.*


*        Filed herewith.

**       Incorporated by reference to Exhibit 2.1 to Form 8-K (date of report:
         June 29, 1999) filed by GAINSCO, INC.